

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

January 12, 2009

via U.S. mail and facsimile

Richard H. Fleming, CFO
USG Corporation
550 W. Adams Street
Chicago, Illinois 60661-3676

> **RE: USG Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed February 15, 2008**
> **Forms 10-Q for the Fiscal Quarters Ended March 31, 2008,**
> **June 30, 2008 and September 30, 2008**
> **File No. 1-8864**

Dear Mr. Fleming:

　　We have reviewed your response letter dated December 22, 2008, and have the following additional comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2007

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15

Core Business Results of Operations, page 20

1. We note your response to comment 4 in our letter dated December 2, 2008. Specifically, you state that to the extent you experience a similar situation in future periods; you will explain the material factors that caused the decline in your shipments of gypsum wallboard to be greater than the industry average decline in shipments of gypsum wallboard. As fiscal year 2007 will continue to be presented in your 2008 Form 10-K, it would appear such disclosure would be appropriate in your 2008 10-K. Further, we note your disclosure on page 31 of your September 30, 2008

Form 10-Q that your gypsum wallboard shipments were down 27% as compared to the industry average of 19%. Please confirm that you will address this trend in your 2008 Form 10-K and future filings as the affected periods continue to be presented.

Critical Accounting Policies, page 26

Impairment of Goodwill, Other Intangible Assets and Property, Plant and Equipment, page 26

2. We note your responses to comments 8, 9 and 14 in our letter dated December 2, 2008, including the draft disclosure provided in your response to comment 8. Based on the significant indicators identified in our previous letter and the impact those indicators may have to your operating results and cash flows, there continues to be a concern that investors will not be able to fully understand the basis for your conclusion that goodwill, specifically the goodwill for the L&W Supply reporting unit, is not a material uncertainty or the sensitivity of the assumptions you have made in estimating the fair value of L&W Supply reporting unit. As such, please revise your draft disclosure to address the following:

    - For the discounted cash flow methodology, please quantify the material assumptions included in the most recent test performed. Specifically, disclose the five-year free cash flow projection, the discount rate, the long-term growth rate, and the terminal value used. If such assumptions have materially changed from the previous impairment test performed, disclose the changes along with a detailed explanation for the changes.
        o   For the five-year free cash flow projection, please explain why you believe the amount estimated is reasonable. This explanation should include a quantification of L&W Supply's cash flows for your most recent year using the same definition of cash flows. If you have implemented cost savings/cash saving initiatives that would impact your historical experiences please disclose and quantify such initiatives.
        o   Explain why you believe the assumed long-term growth rate fairly represents the long-term growth prospects of L&W Supply.
    - For the guideline public company methodology, please quantify the revenue and EBITDA multiples used.
    - We note your disclosures of a one percent increase or decrease in the discount rate and the long-term growth rate. It is unclear how this disclosure sufficiently explains to investors the sensitivity of these assumptions in terms of estimating the fair value of L&W Supply. For example, you have not provided investors with sufficient information to understand whether the referenced six percent decrease in fair value of L&W Supply due to a one percent increase in the discount rate would cause the fair value of L&W Supply to be similar to or below its carrying value. Further, you should address the sensitivity of all material assumptions made to the fair value estimate. You may also want to disclose the

    impact to the estimated fair value of the L&W Supply reporting unit if you had used other reasonably likely assumptions at the testing date. In addition, please include a forward-looking sensitivity analysis based on what may happen in the future. For example, disclose what the impact to estimated fair value of the L&W Supply reporting unit would be if the downturn in the housing and other construction markets does not reverse or if the downturn is significantly extended beyond two to three years.

- To further explain to investors why your estimated fair value of the L&W Supply reporting unit is reasonable, please include a reconciliation L&W Supply's fair value to your enterprise value and then to your current market capitalization. Please ensure such disclosure clearly explains each of the reconciling items and any objective evidence used to support your assumptions.
- In your response to comment 14, you state that you intend to include disclosure that explains management's consideration of the indicators of potential impairment, some of which we noted in our previous comment. Please include such disclosures in your draft.

    Please provide us with the disclosure you intend to include in future filings, including your 2008 Form 10-K.

3. We note from your response to comment 14 in our letter dated December 2, 2008 that you are in the process of your annual impairment test for goodwill as of October 31, 2008. Based on the significant indicators noted in our previous letter, it remains unclear how you are able to conclude that there will be no impairment of goodwill recognized based on your May 31, 2008 and October 31, 2008 impairment test results. To allow us to better understand your accounting in this area, please provide us with the detailed SFAS 142 impairment tests performed as of May 31, 2008 and October 31, 2008 (upon completion). Your compliance with the guidance in SFAS 157 in preparing your discounted cash flow analysis should be clearly evident. Please provide us with an explanation for the material assumptions used in each of your tests. For the discounted cash flow methodology, please provide us with the actual results for the most recent interim and annual periods in comparison to the estimated cash flows. For the guideline public company methodology, please ensure the materials provided to us include the companies used in your May 31, 2008 and October 31, 2008 tests. An explanation for any differences in the companies used for each testing period should be provided. We also note that you are preparing a comparison of the fair value of your reporting units to your market capitalization as part of your October 31, 2008 impairment test. Please also provide us with this comparison, which should include a detailed analysis of the reconciling items and your objective evidence for any assumptions included in such comparison.

4. We note the disclosure you intend to include in future filings in response to comment 11 in our letter dated December 2, 2008. We note that you are relying on your history regarding previous downturns in the housing and other construction markets in assessing your assets for impairments along with your expectation that the housing and other construction markets will begin recovery in the next two to three years. We understand that it is management's intention to persevere through this significant downturn in your specific industry through operational decisions such as idling facilities and reducing your workforce, as you have during three other downturns. In this regard, we note that you recognized impairment charges during fiscal year 2001 due to the worldwide slowdown in the nonresidential construction market. However, it is unclear whether you have also considered the impact of the tightening of the credit industry, the lack of stockholder confidence and other factors impacting the current economic environment that may not have been present, especially to the current degree, during previous downturns in the housing and other construction markets you have experienced. As such, you need to address whether there is a material uncertainty as to whether you will have sufficient cash flows to be able to weather the current downturn. In this regard, we note your most recent infusion of cash in the amount of $400 million. You need to consider whether you will be able to continue to obtain financing in any form during the next two to three years or for however long you anticipate the significant decline in your operating results and/or cash flows to continue. As such, please revise your draft disclosure to more fully explain to investors the risks that could lead to material impairment charges, especially for your largest asset, property, plant and equipment. In this regard, please disclose the carrying values of the business units/asset groups that are generating negative cash flows and are at risk for impairment. If you believe it is remote that those business units/asset groups generating negative cash flows will have a material impairment, please disclose as such. Otherwise, there is a concern that investors may not understand the magnitude of your material uncertainties. As previously noted, Item 303 of Regulation S-K requires MD&A disclosure of material uncertainties unless management has concluded that the uncertainty is not reasonably likely to materially impact future operating results (i.e., it is remote an asset impairment will be material in future periods). Also refer to the guidance in Sections 216, 501.02 and 501.12.b.3 of the Financial Reporting Codification and SAB Topic 5:P.4. Please provide us with the revised disclosure you intend to include in future filings to address this comment.

Form 10-Q for the Fiscal Quarter Ended September 30, 2008

10. Derivative Instruments, page 14

5. We note that you intend to provide disclosures in future filings for your market risk in accordance with Item 305 of Regulation S-K. As previously requested in comment 15 in our letter dated December 2, 2008, please provide us with the disclosures you intend to include in future filings. In this regard, you may want to provide us with the disclosures you would have included in your September 30, 2008 Form 10-Q if you are currently unable to determine the disclosures you intend to include in your December 31, 2008 Form 10-K.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Al Pavot, at (202) 551-3738, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief